August 29, 2006

Arne Raabe
Raphael Industries Ltd
Corporate Service Center, Inc.
350 South Center Street, Suite 500
Reno, NV 89501

> **Re:** **Raphael Industries Ltd.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 14, 2006**
> **File No. 333-135331**

Dear Mr. Raabe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your response to prior comment 4. However, that comment addressed the issue of your previous arrangements for affiliates to purchase your shares. Generally section 5 of the Securities Act prohibits such agreements before the registration statement is filed or effective. Therefore, please tell us how your arrangements are consistent with section 5.

Risk Factors, page 4

2. Please add appropriate risk factors discussing your 5% quorum requirement as disclosed on page 11.

3. We note your new disclosure in Note 1 regarding your upcoming reduction in license fees. Please add appropriate risk factors.

Dilution, page 7

4.	If you are determining the pro forma book value based upon your historical tangible book value as of March 31, 2006, then your pro forma amounts should also state that they are as of March 31, 2006 and not August 14, 2006. Please reconcile and revise as appropriate.

Section 15(g) of the Exchange Act, page 9

5.	We note your response to prior comment 13. However, you have not made any changes to the disclosure in this section that was the subject of the comment. Therefore, we reissue the comment.

Directors, Executive Officers, Promoters and Control Persons, page 9

6.	We note your new disclosure that Mr. Raabe will be acting as interim president of Gondwana Energy. Please disclose how much time Mr. Raabe intends to spend on the business of the registrant, and add appropriate risk factors.

7.	Please disclose when Mr. Wacaser became a director.

Description of Business, page 12

8.	We note your response to our comment 20. We also note your response to comment 1 where you state that the lists are related to the oil and gas industry and that is why you based your operations in Canada. This seems inconsistent with your response that the lists only include US individuals and companies. Please expand your disclosure to provide a full description of the scope of the lists or advise us otherwise.

Industry and Competition, page 15

9.	Please describe how the regulations you cite in response to prior comment 22 affect your business. Also, show how regulation is increasing as you mention on page 5. Include applicable Canadian regulation.

Customers, page 15

10.	Please disclose your response to prior comment 23 regarding follow-up business if a satisfactory response is received. Also, disclose the rate of such follow-up business.

11.	Please balance your disclosure regarding the number of customers with a discussion of the 88% concentration mentioned on page F-6.

Management's discussion and Analysis or Plan of Operation, page 16

12.	We note your response to our prior comment 17 and your new disclosure in Note 1 regarding anticipated decreases in license fees starting in November of 2006. Please discuss this here.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-6

-(k) Revenue Recognition, page F-7

13.	Please refer to prior comment 35. We note that you recognize revenues when you "have received and processed an order from a customer." Please tell us and revise to clarify why it is appropriate to recognize revenues when you receive an order. Clarify what you mean by processing and how that relates to the revenue recognition criteria in SAB Topic 13.

14.	Please refer to prior comment 36. We note that you recognize revenue based on the net amount retained from the proceeds generated by your sales of third-party databases. That is, you recognize the net amount of (a) the proceeds received from your customer less (b) the amount you pay to any third-party consultants that re-market the database and less (c) the amount paid to the third-party database licensor. You do not recognize revenue based on the gross amount billed to a customer. As noted in EITF 99-19, the recognition of revenue on a gross or net method is "a matter of judgment that depends on the relevant facts and circumstances." EITF 99-19 lists certain factors or indicators that should be considered in your evaluation. While the Task Force noted that "none of the indicators should be considered presumptive or determinative," you should consider the relative strength of each indicator.

Based upon your response, the license agreements, and your disclosure, please respond to the following comments regarding your analysis of the indicators in EITF 99-19:

·	Paragraph 7 - As stated in your response, you are the primary obligor in the arrangement with the customer and this is one indicator of gross reporting. We note that under the terms of the license agreement that the Licensor does not provide assistance in analysis, evaluation, approval or negotiation with your customers and that you are required to review and analyze all proposed agreements and, in your sole discretion, approve those agreements. You are also responsible for providing those customers with the acquired list. Under paragraph 7 of EITF 99-19, this factor "is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer." If you do not agree that this is a strong indicator of gross reporting, then please tell us why.

· Paragraph 9 - While your response states that you evaluated paragraph 9 and determined that it was an indicator of net reporting because you earn a fixed percentage of revenues per customer transaction, it appears that you set the amount of the total fee that you charge to your customers and not the licensor. Paragraph 9 of EITF 99-19 states that it is an indicator of gross reporting if you have reasonable latitude, within economic constraints, to establish the exchange price with a customer for a service. Please further tell us why you believe that you do not have latitude in establishing price under paragraph 9 of EITF 99-19 and why this is an indicator of net reporting.

· Paragraph 10 – You state that you do not change the product or perform part of the service so you believe that this is an indicator of net reporting. We note however that customers sometimes purchase parts of the lists and that you are primarily responsible for providing the list as purchased by your customer and delivering that list to them. We also note that the licensor performs no services in this regard. As such, it appears that this may be an indicator of gross reporting. Please tell us in more detail why you concluded that this is an indicator of net reporting.

· Paragraph 12 – You state that you are not involved in product or service specifications. However, per the terms of the license agreement the Licensor does not provide assistance in analysis, evaluation, approval or negotiation with your customers and you are required to review and analyze all proposed agreements and, in your sole discretion, approve those agreements. Please tell us further about your conclusion and why you believe it is a factor pointing to net reporting.

· Paragraph 13 – You state that you do not take title to the lists between the time a customer order is place and the product is delivered to the customer. Please tell us more about this factor and how you determined that it is an indicator of net reporting. Tell us your evaluation of the fact that you have exclusive rights to the database for the specified period under the terms of your license agreements.

Please also tell us how you account for the fees paid to third-party consultants (as that term is used in the license agreements) and why. Tell us the amount of fees paid to these third party consultants.

Signatures

15.   We note your revisions in response to prior comment 40; however, the signature page must <u>also</u> show under the first paragraph required on the Signatures page

who is signing on behalf of the registrant. Please revise to provide a complete Signatures page that complies with the requirements of the registration statement form you are using.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (via fax)   Conrad C. Lysiak, Esq.